

Coryn Princevalle · 3rd

FC Development Corp

Operations Manager at FC Development Corp

Fort Lauderdale, Florida, United States · **Contact info**

33 connections

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Experience

Operations Manager
FC Development Corp · Full-time
Nov 2019 – Present · 1 yr 7 mos



Area Manager
I Heart Mac & Cheese · Full-time
Feb 2019 – Oct 2019 · 9 mos



Multi Unit Manager
Cafua Management Company, LLC · Full-time
Mar 2017 – Feb 2019 · 2 yrs

Owner
2 Girls & a Grill
Mar 2014 – Dec 2016 · 2 yrs 10 mos

Skills & endorsements

Management · 1

david jackson has given an endorsement for this skill